Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Lincoln National Corporation for the registration of Deferred Compensation Obligations pertaining to the Lincoln National Corporation Deferred Compensation Plan for Agents and Brokers and to the incorporation by reference therein of our reports dated February 17, 2022, with respect to the consolidated financial statements and financial statement schedules of Lincoln National Corporation, and the effectiveness of internal control over financial reporting of Lincoln National Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania

June 2, 2022